FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February 2006

Commission File Number: 000-30666

NETEASE.COM, INC.

2/F, Tower B

Keeven International Research & Development Centre

No. 43 West Road North Third Ring Road, Haidian District

Beijing, People’s Republic of China 100086

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-      N.A.

The index of exhibits may be found at Page 2

NETEASE.COM, INC.

Form 6-K

Page
Signature	Page 3

Press Release Regarding Earnings Results for the Fourth Quarter and Year Ended 2005 dated February 24, 2006	Exhibit 99.1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NETEASE.COM, INC.

By:	/s/ Denny Lee
Name:	Denny Lee
Title:	Chief Financial Officer

Date: February 24, 2006

Exhibit 99.1

Press Release

Contact for Media and Investors:

Brandi Piacente

Investor Relations

brandi@corp.netease.com

Tel: (+1) 212-481-2050

Olive Wang

NetEase.com, Inc.

ir@service.netease.com

Tel: (+8610) 8518-0163 ext. 8243

NetEase.com Reports Fourth Quarter and Fiscal Year 2005

Unaudited Financial Results

Record Peak Concurrent Users in the Fourth Quarter for Fantasy Westward Journey and Westward

Journey Online II; Fantasy Westward Journey Achieves Record Usage of Over One Million Peak Concurrent

Users in December 2005

(Beijing – February 24, 2006) – NetEase.com, Inc. (NASDAQ: NTES), one of China’s leading Internet and online game providers, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2005.

Highlights for the Fourth Quarter 2005

•	Total revenues increased by 5.3% to RMB487.3 million (US$60.4 million);

•	Online game revenues were better than the Company’s guidance and increased 7.6% to RMB400.9 million (US$49.7 million);

•	Net profit for the quarter grew 7.0% to RMB276.7 million (US$34.3 million), equivalent to US$1.05 (basic) and US$0.96 (diluted) earnings per American Depositary Share;

•	Fantasy Westward Journey and Westward Journey Online II reported record peak concurrent user numbers of approximately 1,043,000 and 554,000, respectively, for the fourth quarter; and

•	Fantasy Westward Journey reached a record high of over one million peak concurrent users in December 2005.

Highlights for Fiscal Year 2005

•	Total revenues grew 76.8% to RMB1,694.4 million (US$210.0 million);

•	Online game revenues grew 119.3% to RMB1,379.5 million (US$170.9 million) on the continued strength and leading positions of in-house developed games, Fantasy Westward Journey and Westward Journey Online II; and

•	Net profit for the year grew 111.1% to RMB932.0 million (US$115.5 million), equivalent to US$3.58 (basic) and US$3.27 (diluted) earnings per American Depositary Share.

William Ding, Chief Executive Officer and Director of NetEase said, “In 2006, we remain focused on continuing our momentum with our current MMORPG games, Fantasy Westward Journey and Westward Journey Online II. Additionally, we look forward to the launch of our two new major game titles, Datang, our first 2.5D release, and Tianxia, our first 3D release. We are pleased that we have been able to maintain leadership through our innovative game philosophy and the cultivation of our large and loyal customer base. We are also very pleased that our highly popular Chinese websites continue to enable us to leverage our marketing efforts and help us drive top line growth. Our ability to maintain a leading position in the rapidly growing online game market gives us confidence that NetEase has the right people, technology and strategies to extend our leadership and set the trends that will help shape the online game market in China.”

For the fourth quarter ended December 31, 2005, total revenues were RMB487.3 million (US$60.4 million), a 5.3% increase over RMB462.6 million (US$57.2 million) for the preceding quarter and a 75.3% increase over total revenues of RMB277.9 million (US$33.6 million) for the corresponding period in 2004.

For the fiscal year 2005, the Company reported total revenues of RMB1,694.4 million (US$210.0 million), a 76.8% increase over total revenues of RMB958.3 million (US$115.8 million) for the fiscal year 2004.

Online game revenues for the quarter were better than the Company previously forecasted and increased 7.6% quarter-over-quarter and 92.5% year-over-year to RMB400.9 million (US$49.7 million), which was driven by the continued growth in popularity of Fantasy Westward Journey and Westward Journey Online II, as reflected by the record peak concurrent user levels during the fourth quarter. For the fiscal year 2005, online game revenues totaled RMB1,379.5 million (US$170.9 million), up 119.3% from RMB628.9 million (US$76.0 million) in fiscal year 2004.

Revenues from advertising services were also better than the Company’s guidance for the fourth quarter and decreased by 5.9% to RMB69.1 million (US$8.6 million) over the preceding quarter’s RMB73.4 million (US$9.1 million). This represents an increase of 54.6% over RMB44.7 million (US$5.4 million) for the corresponding period a year ago. The quarter-over-quarter decrease was mainly due to seasonal impact, as certain advertisers decreased their spending during the winter season.

In fiscal year 2005, NetEase’s advertising services revenues totaled RMB241.2 million (US$29.9 million), up 41.0% from RMB171.1million (US$20.7 million) in fiscal year 2004. This year-on-year increase resulted mainly from an increase in the number of advertisers on the NetEase websites and increased spending by advertisers, which in turn was driven primarily by an overall expansion of the online advertising market in China and our focus on enhancing the content and attractiveness of the NetEase websites.

Revenues from wireless value-added services and others in the fourth quarter increased by 4.4% to RMB17.2 million (US$2.1 million) in the fourth quarter over the preceding quarter’s RMB16.5 million (US$2.0 million).

In fiscal year 2005, NetEase’s wireless value-added services and others revenues totaled RMB73.7 million (US$9.1 million), down 53.4% from RMB158.3 million (US$19.1 million) in fiscal year 2004 due mainly to increased competition in the wireless value-added services market and the Company’s reduced focus on this business area.

Chief Operating Officer Michael Tong commented, “Fiscal 2005 was a year of execution and investment. We have a strong title line up that we have invested in to maintain our long-term leadership position in the online game market. NetEase continues to experience significant growth in the popularity of its in-house developed games and maintain its reputation of being the leading developer of online games in China. Our team has been working hard on our 2006 game pipeline with several new games to be launched within this year, including Datang, Tianxia and a diverse platform of casual games.”

Gross profit in the fourth quarter totaled RMB386.2 million (US$47.9 million), a 4.1% increase over the previous quarter’s RMB370.9 million (US$45.8 million) and a 86.2% increase over RMB207.4 million (US$25.1 million) for the corresponding period a year ago.

In fiscal year 2005, gross profit totaled RMB1,337.1 million (US$165.7 million), representing a 85.8% increase over RMB719.8 million (US$87.0 million) for the fiscal year 2004.

Gross margins for online games remained relatively stable at 89.4% in the fourth quarter compared with 89.7% in the prior quarter. Gross margins for advertising services declined to 62.9% in the fourth quarter from 68.1% in the prior quarter due to a seasonal decline in advertising services revenue in the fourth quarter while costs remained relatively stable. Gross margins for wireless value-added services and others decreased to minus 1.3% in the fourth quarter from 11.3% in the prior quarter mainly due to the higher costs associated with the Company’s free services such as free email services which are included in this business segment.

Total operating expenses for the fourth quarter were RMB94.9 million (US$11.8 million), a 0.2% increase from the previous quarter’s RMB94.7 million (US$11.7 million) and a 23.2% increase from RMB77.1 million (US$9.3 million) in the corresponding period a year ago. The slight quarter-over-quarter increase in total operating expenses was mainly attributed to special year-end bonuses granted to the Company’s online game development team in recognition of the success of such team during the past year, which was substantially offset by lower marketing expenses. The lower marketing expenses resulted from the discontinuation of certain outdoor advertising and an overall reduction in the number of Company-sponsored marketing events.

In fiscal year 2005, total operating expenses were RMB360.3 million (US$44.6 million), a 32.3% increase from the prior year’s RMB272.3 million (US$32.9 million).

In July 2005, the Chinese government announced that it is pegging the exchange rate of the Chinese Renminbi against a number of currencies, rather than just the US dollar. This change in policy has resulted in a slight appreciation in the value of the Renminbi against the US dollar. Although the Company generates substantially all of its revenues in Renminbi which has become more valuable in US dollar terms, the Company translates its monetary assets and liabilities which are denominated in currencies other than Renminbi into Renminbi as of each accounting period end, in accordance with applicable accounting standards. As a result of this foreign currency translation, the Company reported a RMB1.9 million (US$0.2 million) exchange loss in the fourth quarter.

Net profit for the fourth quarter totaled RMB276.7 million (US$34.3 million), a 7.0% increase over the previous quarter’s RMB258.6 million (US$32.0 million) and a 112.6% increase over net profit of RMB130.2 million (US$15.7 million) for the corresponding period in 2004. The Company reported basic and diluted earnings per American Depositary Share of US$1.05 and US$0.96 for the quarter ended December 31, 2005, respectively, compared with US$0.98 and US$0.89, respectively, for the previous quarter.

In fiscal year 2005, net profit totaled RMB932.0 million (US$115.5 million), a 111.1% increase from the prior year’s RMB441.4 million (US$53.3 million). The Company reported basic and diluted earnings per American Depositary Share of US$3.58 and US$3.27 for the year ended December 31, 2005, respectively, compared with US$1.70 and US$1.57, respectively, for fiscal year 2004.

As of December 31, 2005, the Company’s total cash and time deposit balance was RMB3.4 billion (US$418.5 million), a 6.3% increase from the previous quarter’s RMB3.2 billion (US$392.4 million). Cash flow generated from operating activities was approximately RMB220.3 million (US$27.3 million) and RMB1,104.8 million (US$136.9 million) during the quarter and year ended December 31, 2005, respectively.

Denny Lee, NetEase’s Chief Financial Officer, added, “NetEase has a strong track record of delivering solid financial and operational results to its shareholders. Our primary goal in 2005 was to maintain a high standard for our internal controls in order to support our growth. We achieved better than expected growth in 2005 which was driven by providing the innovative and cutting edge products to our end users needed to achieve the high rate of customer acquisition growth and loyalty we experienced throughout the year. When you combine this with our policy of maintaining a tight control on expenses, we are able to achieve winning results for our shareholders.”

Conference Call

NetEase’s management team will host a conference call on February 23, 2006 at 8:00 p.m. Eastern Standard Time, corresponding with February 24, 2006 at 9:00 a.m. Beijing/Hong Kong time, to present an overview of NetEase’s financial and operational performance. Interested parties may participate in the conference call by dialing 800-238-9007 (international: 719-457-2622), 10-15 minutes prior to the initiation of the call. A replay of the call will be available by dialing 888-203-1112 (international 719-457-0820), and entering access code 1036470. The replay will be available through March 9, 2006 at midnight Eastern Time.

This call is being webcast live and archived; and will be available on NetEase’s investor relations section on the corporate website at http://corp.netease.com for 90 days.

**	Note: The conversion of Renminbi (RMB) into U.S. dollars in this release is based on the exchange rate of US$1 = RMB8.0702. The percentages stated in this press release are calculated based on RMB.**

About NetEase

NetEase.com, Inc. is a leading China-based Internet technology company that pioneered the development of applications, services and other technologies for the Internet in China. Our online communities and personalized premium services have established a large and stable user base for the NetEase websites which are operated by our affiliate. The NetEase websites had more than 786 million average daily page views for the month of December 2005, making us one of the most popular destinations in China and on the World

Wide Web. In particular, NetEase provides online game services to Internet users through the licensing or in-house development of massively multi-player online role-playing games, including Westward Journey Online II, Fantasy Westward Journey and Fly for Fun.

NetEase also offers online advertising on its websites which enables advertisers to reach our substantial user base. In addition, NetEase has paid listings on its search engine and web directory and classified ads services, as well as an online mall, which provides opportunities for e-commerce and traditional businesses to establish their own storefront on the Internet. NetEase also offers wireless value-added services such as news and information content, matchmaking services, music and photos from the Web which are sent over SMS, MMS, WAP, IVR and Color Ring-back Tone technologies.

Other community services which the NetEase websites offer include instant messaging, online personal ads, matchmaking, alumni clubs, personal home pages and community forums. NetEase is also the largest provider of free e-mail services in China. Furthermore, the NetEase websites provide more than 17 channels of content. NetEase aggregates news content on world events, sports, science and technology, and financial markets, as well as entertainment content such as cartoons, games, astrology and jokes, from over one hundred international and domestic content providers.

*    *    *

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: the risk that the online game market will not continue to grow or that NetEase will not be able to maintain its leading position in that market, which could occur if, for example, its new online games do not become as popular as management anticipates; the risk of changes in Chinese government regulation of the online game market that limit future growth of NetEase’s revenue or causes revenue to decline; the risk that NetEase may not be able to continuously develop new and creative online services or that it will not be able to set, or follow in a timely manner, trends in the market; the risk that the Internet advertising market in China will not continue to grow and will remain subject to intense competition; the risk that NetEase will not be able to control its expenses in future periods; the impact of the outbreak of severe acute respiratory syndrome, or SARS, in China and risks related to any possible recurrence of SARS or another public health problem in China; competition in NetEase’s existing and potential markets; governmental uncertainties (including possible changes in the effective tax rates applicable to NetEase and its subsidiaries and affiliates), general competition and price pressures in the marketplace; the risk that security, reliability and confidentiality concerns may impede broad use of the Internet and e-commerce and other services; the risk that fluctuations in the value of the Renminbi with respect to other currencies could adversely affect our business and financial results; and other risks outlined in NetEase’s filings with the Securities and Exchange Commission. NetEase does not undertake any obligation to update this forward-looking information, except as required under applicable law.

NETEASE.COM, INC.

CONSOLIDATED BALANCE SHEETS

	December 31, 2004	December 31, 2005	December 31, 2005
	RMB (Audited)	RMB (Unaudited)	USD (Note 1) (Unaudited)
Assets

Current assets:
Cash	2,123,891,537	1,685,744,081	208,885,044
Time Deposit	—	1,691,976,255	209,657,289
Held-to-maturity investments	165,532,000	—	—
Accounts receivable, net	56,304,762	69,631,541	8,628,230
Prepayments and other current assets	20,722,068	30,021,448	3,720,038
Deferred tax assets	—	19,929,499	2,469,517

Total current assets	2,366,450,367	3,497,302,824	433,360,118

Non-current rental deposit	2,140,394	1,341,162	166,187
Property, equipment and software, net	77,303,013	126,341,533	15,655,316
Deferred assets	4,246,624	—	—

Total assets	2,450,140,398	3,624,985,519	449,181,621

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable	19,344,096	28,848,690	3,574,718
Salary and welfare payable	36,283,138	46,438,269	5,754,291
Taxes payable	44,009,342	83,828,862	10,387,458
Deferred revenue	134,896,863	231,670,971	28,706,968
Deferred tax liabilities	—	3,940,854	488,321
Accrued liabilities	22,961,861	20,751,404	2,571,362

Total current liabilities	257,495,300	415,479,050	51,483,118

Long-term payable:	839,399,578	818,413,108	101,411,750

Total liabilities	1,096,894,878	1,233,892,158	152,894,868

Shareholders’ equity:
Ordinary shares, US$0.0001 par value: 1,000,300,000,000 shares authorized, 3,184,167,189 shares issued and outstanding as of December 31, 2004, and 3,263,526,525 shares issued and outstanding as of December 31, 2005	2,635,419	2,700,407	334,615
Additional paid-in capital	1,023,954,160	1,129,733,009	139,988,229
Statutory reserve	90,882,108	135,238,835	16,757,804
Deferred compensation	(13,835)	—	—
Translation adjustments	210,838	210,838	26,125
Retained earnings	235,576,830	1,123,210,272	139,179,980

Total shareholders’ equity	1,353,245,520	2,391,093,361	296,286,753

Total liabilities and shareholders’ equity	2,450,140,398	3,624,985,519	449,181,621

The accompanying note is an integral part of this press release.

NETEASE.COM, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Quarter Ended				Year Ended
	December 31, 2004	September 30, 2005	December 31, 2005	December 31, 2005	December 31, 2004	December 31, 2005	December 31, 2005
	RMB (Audited)	RMB (Unaudited)	RMB (Unaudited)	USD(Note 1) (Unaudited)	RMB (Audited)	RMB (Unaudited)	USD(Note 1) (Unaudited)
Revenues:
Online game services	208,255,497	372,681,557	400,942,544	49,681,860	628,936,223	1,379,475,803	170,934,525
Advertising services	44,685,971	73,395,974	69,087,777	8,560,851	171,054,305	241,200,444	29,887,790
Wireless value-added services and others	24,939,955	16,513,205	17,232,471	2,135,321	158,310,317	73,742,136	9,137,585

Total Revenues	277,881,423	462,590,736	487,262,792	60,378,032	958,300,845	1,694,418,383	209,959,900

Business taxes	(16,163,775)	(19,146,596)	(19,738,004)	(2,445,788)	(54,703,018)	(82,054,902)	(10,167,642)

Total net revenues	261,717,648	443,444,140	467,524,788	57,932,244	903,597,827	1,612,363,481	199,792,258

Total cost of revenues	(54,340,040)	(72,530,177)	(81,312,339)	(10,075,629)	(183,803,395)	(275,236,973)	(34,105,347)

Gross profit	207,377,608	370,913,963	386,212,449	47,856,615	719,794,432	1,337,126,508	165,686,911

Operating expenses:
Selling and marketing expenses	(41,587,393)	(45,833,299)	(37,979,095)	(4,706,091)	(152,842,334)	(152,192,422)	(18,858,569)
General and administrative expenses	(25,327,931)	(31,565,291)	(32,179,955)	(3,987,504)	(101,631,070)	(117,942,605)	(14,614,583)
Research and development expenses	(10,163,099)	(17,349,717)	(24,774,299)	(3,069,849)	(34,362,806)	(90,170,092)	(11,173,216)
Insurance claims settlement for the now-settled class action litigation	—	—	—	—	16,553,200	—	—

Total operating expenses	(77,078,423)	(94,748,307)	(94,933,349)	(11,763,444)	(272,283,010)	(360,305,119)	(44,646,368)

Operating profit	130,299,185	276,165,656	291,279,100	36,093,171	447,511,422	976,821,389	121,040,543

Other income (expenses):
Investment income	698,746	332,510	—	—	3,522,169	1,301,975	161,331
Interest income	7,838,669	15,027,087	20,411,335	2,529,223	22,333,511	58,070,148	7,195,627
Interest expense	(1,065,217)	—	—	—	(3,877,129)	(344,859)	(42,732)
Other, net	(45,372)	(6,320,579)	(2,481,486)	(307,488)	504,428	(8,901,462)	(1,103,004)

Profit before tax	137,726,011	285,204,674	309,208,949	38,314,906	469,994,401	1,026,947,191	127,251,765

Income tax	(7,570,603)	(26,562,308)	(32,537,941)	(4,031,864)	(28,576,719)	(94,957,022)	(11,766,378)

Net profit	130,155,408	258,642,366	276,671,008	34,283,042	441,420,682	931,990,169	115,485,387

Earnings per share, basic	0.04	0.08	0.08	0.01	0.14	0.29	0.04

Earnings per ADS, basic	4.13	7.90	8.48	1.05	14.10	28.89	3.58

Earnings per share, diluted	0.04	0.07	0.08	0.01	0.13	0.26	0.03

Earnings per ADS, diluted	3.71	7.17	7.78	0.96	12.98	26.37	3.27

Weighted average number of ordinary shares outstanding, basic	3,176,762,632	3,273,814,404	3,263,094,061	3,263,094,061	3,157,841,781	3,225,684,510	3,225,684,510

Weighted average number of ADS outstanding, basic	31,767,626	32,738,144	32,630,941	32,630,941	31,578,418	32,256,845	32,256,845

Weighted average number of ordinary shares outstanding, diluted	3,538,848,713	3,633,097,331	3,580,605,698	3,580,605,698	3,491,430,437	3,565,412,019	3,565,412,019

Weighted average number of ADS outstanding, diluted	35,388,487	36,330,973	35,806,057	35,806,057	34,914,304	35,654,120	35,654,120

The accompanying note is an integral part of this press release.

NETEASE.COM INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Quarter Ended				Year Ended
	December 31, 2004	September 30, 2005	December 31, 2005	December 31, 2005	December 31, 2004	December 31, 2005	December 31, 2005
	RMB (Audited)	RMB (Unaudited)	RMB (Unaudited)	USD(Note 1) (Unaudited)	RMB (Audited)	RMB (Unaudited)	USD(Note 1) (Unaudited)
Cash flows from operating activities:
Net profit	130,155,408	258,642,366	276,671,008	34,283,042	441,420,682	931,990,169	115,485,387
Adjustments for:
Depreciation	6,206,159	12,102,757	11,889,502	1,473,260	26,452,040	40,904,585	5,068,596
Share compensation cost	13,835	—	—	—	55,340	13,835	1,714
Provision for doubtful debts	3,997,127	779,723	1,538,472	190,636	7,953,883	3,561,765	441,348
Amortization of issuance cost of Zero Coupon Convertible Subordinated Notes	1,959,981	1,920,528	1,915,050	237,299	7,840,069	7,755,532	961,009
Exchange Losses	—	6,440,261	1,920,572	237,982	—	8,360,833	1,036,013
(Increase) Decrease in accounts receivable	31,301,560	(897,282)	3,985,536	493,858	7,568,165	(16,888,544)	(2,092,705)
(Increase) Decrease in prepayments and other current assets	5,721,790	(1,544,647)	707,740	87,699	423,383	(13,134,958)	(1,627,587)
Decrease in deferred assets	—	389,060	—	—	—	326,670	40,479
(Increase) Decrease in deferred tax assets	3,205,911	(3,639,677)	(548,886)	(68,013)	9,669,543	(19,929,499)	(2,469,517)
Increase (Decrease) in accounts payable and other liabilities	1,643,750	90,683,363	(99,633,134)	(12,345,806)	6,009,418	12,823,517	1,588,996
Increase in deferred revenue	2,497,165	51,810,565	407,992	50,555	77,169,729	96,774,108	11,991,538
Increase (Decrease) in salary and welfare payable	11,664,996	(3,604,027)	17,020,247	2,109,024	14,103,693	10,355,713	1,283,204
Increase in taxes payable	5,365,040	10,311,127	1,642,269	203,498	5,466,691	39,819,520	4,934,143
Increase in deferred tax liabilities	—	—	3,940,854	488,321	—	3,940,854	488,321
Increase (Decrease) in accrued liabilities	(751,413)	1,530,214	(1,147,966)	(142,248)	10,021,222	(1,884,669)	(233,534)

Net cash provided by operating Activities	202,981,309	424,924,331	220,309,256	27,299,107	614,153,858	1,104,789,431	136,897,405

Cash flows from investing activities
Decrease in held-to-maturity investments	82,929,919	82,766,000	—	—	166,561,546	165,532,000	20,511,511
Purchase of property, equipment and software	(9,464,912)	(31,957,739)	(14,900,930)	(1,846,414)	(60,142,252)	(92,608,975)	(11,475,425)
Increase in time deposit	—	(1,432,524,938)	(259,946,675)	(32,210,686)	—	(1,692,471,613)	(209,718,670)
Decrease in non-current deposit	(271,324)	(348,143)	—	—	(584,810)	799,232	99,035

Net cash (used in) provided by investing activities	73,193,683	(1,382,064,820)	(274,847,605)	(34,057,100)	105,834,484	(1,618,749,356)	(200,583,549)

Cash flows from financing activities:
Proceed from employees exercising stock options	7,232,657	83,972,844	1,431,465	177,377	30,745,083	105,843,837	13,115,392
Increase (Decrease) in other long-term payable	—	(38,575)	(199,979)	(24,780)	1,298,129	(346,471)	(42,932)

Net cash provided by financing activities	7,232,657	83,934,269	1,231,486	152,597	32,043,212	105,497,366	13,072,460

Net increase (decrease) in cash	283,407,649	(873,206,220)	(53,306,863)	(6,605,396)	752,031,554	(408,462,559)	(50,613,684)

Effect of exchange rate changes on cash held in foreign currencies	—	(25,455,455)	(4,229,442)	(524,081)	—	(29,684,897)	(3,678,335)

Cash, beginning of the year/quarter	1,840,483,888	2,641,942,061	1,743,280,386	216,014,521	1,371,859,983	2,123,891,537	263,177,063

Cash, end of the year/quarter	2,123,891,537	1,743,280,386	1,685,744,081	208,885,044	2,123,891,537	1,685,744,081	208,885,044

Supplemental disclosures of cash flow information:
Cash paid during the year/quarter for income taxes	5,778,940	21,241,734	25,963,450	3,217,200	24,374,799	67,993,005	8,425,195

Cash paid during the year/quarter for interest	—	—	—	—	—	3,230,173	400,259

Supplemental schedule of non-cash investing and financing activities:
Net Exchange Loss	—	6,440,261	1,920,572	237,982	—	8,360,833	1,036,013

Compensation costs, arising from transfer of ordinary shares and issuance of stock options in the Company to senior management personnel and some non-employees of the Company	13,835	—	—	—	55,340	13,835	1,714

The accompanying note is an integral part of this press release.

NETEASE.COM, INC.

SEGMENT INFORMATION

	Quarter Ended				Year Ended
	December 31, 2004	September 30, 2005	December 31, 2005	December 31, 2005	December 31, 2004	December 31, 2005	December 31, 2005
	RMB (Audited)	RMB (Unaudited)	RMB (Unaudited)	USD (Note 1) (Unaudited)	RMB (Audited)	RMB (Unaudited)	USD (Note 1) (Unaudited)
Revenues:
Online game services	208,255,497	372,681,557	400,942,544	49,681,860	628,936,223	1,379,475,803	170,934,525
Advertising services	44,685,971	73,395,974	69,087,777	8,560,851	171,054,305	241,200,444	29,887,790
Wireless value-added services and others	24,939,955	16,513,205	17,232,471	2,135,321	158,310,317	73,742,136	9,137,585

Total revenues	277,881,423	462,590,736	487,262,792	60,378,032	958,300,845	1,694,418,383	209,959,900

Business taxes:
Online game services	(11,454,052)	(12,298,491)	(13,231,104)	(1,639,501)	(34,591,492)	(58,851,439)	(7,292,439)
Advertising services	(3,798,308)	(6,238,658)	(5,872,461)	(727,672)	(14,539,615)	(20,502,038)	(2,540,462)
Wireless value-added services and others	(911,415)	(609,447)	(634,439)	(78,615)	(5,571,911)	(2,701,425)	(334,741)

Total business taxes	(16,163,775)	(19,146,596)	(19,738,004)	(2,445,788)	(54,703,018)	(82,054,902)	(10,167,642)

Net revenues:
Online game services	196,801,445	360,383,066	387,711,440	48,042,359	594,344,731	1,320,624,364	163,642,086
Advertising services	40,887,663	67,157,316	63,215,316	7,833,179	156,514,690	220,698,406	27,347,328
Wireless value-added services and others	24,028,540	15,903,758	16,598,032	2,056,706	152,738,406	71,040,711	8,802,844

Total net revenues	261,717,648	443,444,140	467,524,788	57,932,244	903,597,827	1,612,363,481	199,792,258

Cost of revenues:
Online game services	(23,010,912)	(37,028,524)	(41,052,587)	(5,086,936)	(74,629,515)	(137,301,493)	(17,013,394)
Advertising services	(14,118,654)	(21,393,626)	(23,450,822)	(2,905,854)	(54,056,435)	(78,589,395)	(9,738,221)
Wireless value-added and others	(17,210,474)	(14,108,027)	(16,808,930)	(2,082,839)	(55,117,445)	(59,346,085)	(7,353,732)

Total cost of revenues	(54,340,040)	(72,530,177)	(81,312,339)	(10,075,629)	(183,803,395)	(275,236,973)	(34,105,347)

Gross profit/(loss):
Online game services	173,790,533	323,354,542	346,658,853	42,955,423	519,715,216	1,183,322,871	146,628,692
Advertising services	26,769,009	45,763,690	39,764,494	4,927,325	102,458,255	142,109,011	17,609,107
Wireless value-added services and others	6,818,066	1,795,731	(210,898)	(26,133)	97,620,961	11,694,626	1,449,112

Total gross profit	207,377,608	370,913,963	386,212,449	47,856,615	719,794,432	1,337,126,508	165,686,911

The accompanying note is an integral part of this press release.

NETEASE.COM, INC.

NOTES TO FINANCIAL INFORMATION

Note 1:	The conversion of Renminbi (RMB) into United States dollars (USD) is based on the noon buying rate of USD1.00 = RMB8.0702 on December 31, 2005 in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York.